UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 2)*

BAJA MINING CORP.
(Name of Issuer)

Common Shares, Without Par Value
(Title of Class of Securities)

05709R103
(CUSIP Number)

with a copy to:
Mr. Jonathan Fiorello	Robert G. Minion, Esq.
Mount Kellett Capital Management LP	Lowenstein Sandler PC
623 Fifth Avenue, 18th Floor	1251 Avenue of the Americas, 18th Floor
New York, NY 10022	New York, NY 10020
(212) 588-6100	(973) 597-2424

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 4, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 05709R103

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Mount Kellett Capital Management LP

2.		Check the Appropriate Box if a Member of a Group (See Instructions):
(a)		☐
(b)		☐

3.		SEC Use Only

4.		Source of Funds (See Instructions): WC

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.		Citizenship or Place of Organization: State of Delaware

Number of	7.	Sole Voting Power:	67,421,117*
Shares Beneficially	8.	Shared Voting Power:	0*
Owned by
Each Reporting	9.	Sole Dispositive Power:	67,421,117*
Person With	10.	Shared Dispositive Power:	0*

11.		Aggregate Amount Beneficially Owned by Each Reporting Person: 67,421,117*

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.		Percent of Class Represented by Amount in Row (11): 19.9%*

14.		Type of Reporting Person (See Instructions): IA

*As of January 6, 2012 (the “Filing Date”), Mount Kellett Master Fund II-A, L.P., a Cayman Islands exempted limited partnership (the “Fund”), holds 67,421,117 common shares, without par value (the “Common Shares”), of Baja Mining Corp., incorporated under the laws of the Province of British Columbia, Canada (the “Company”).  Mount Kellett Capital Management LP (the “Reporting Person”) possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Fund.  Based on the Company’s Report of Foreign Private Issuer for the Month of November 2011, filed on Form 6-K with the United States Securities and Exchange Commission, as of September 30, 2011, there were 338,228,650 issued and outstanding Common Shares.  Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), the Reporting Person is deemed to beneficially own 19.9% of the Common Shares issued and outstanding as of the Filing Date.  In addition to the Common Shares held by the Fund and deemed beneficially owned by the Reporting Person, a senior executive employed by the Reporting Person (the “Senior Executive Employee”) holds 40,000 Common Shares.  Pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims the beneficial ownership of any Common Shares held by the Senior Executive Employee.

Item 4.                    Purpose of Transaction.

Item 4 is hereby amended by adding the following after the eighth paragraph thereof:

On January 4, 2012, the Reporting Person, on behalf of the Fund, delivered a letter (the “January 4, 2012 Mount Kellett Letter”) to the Company in response to (i) a letter, dated January 3, 2012, sent by the Company to the Reporting Person and (ii) the Company’s January 3, 2012 press release (the “January 3, 2012 Company Press Release”).  The January 4, 2012 Mount Kellett Letter, among other things, (a) stated that the Reporting Person believes that the corporate governance proposals set forth in the January 3, 2012 Company Press Release do not implement real changes in the Company’s corporate governance culture and approach, (b) confirmed the independence and qualifications of Mr. Stephen Lehner and Mr. Lorie Waisberg, the Reporting Person’s proposed nominees to the board of directors of the Company, (c) expressed continuing concerns regarding the Company’s stock option plan (including that it should be made compliant with ISS standards), (d) reiterated the Reporting Person’s concerns regarding nepotism within the Company and (e) confirmed the Reporting Person’s desire to continue to engage in further discussions with the Company, without prejudice, with respect to these and other matters.

The description of the January 4, 2012 Mount Kellett Letter set forth above is qualified in its entirety by reference to the complete January 4, 2012 Mount Kellett Letter which is attached to this Schedule 13D, as amended, as an exhibit pursuant to Item 7 hereof.

The Reporting Person, on behalf of the Fund, continues to engage in discussions and correspondence with the Company in the hope of arriving at a satisfactory resolution of the matters set forth above.

Item 7.                    Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following after the third paragraph thereof:

7.4           Letter, dated January 4, 2012, from the Reporting Person, on behalf of the Fund, to the Company.

[signature follows on the next page]

--

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 6, 2012

MOUNT KELLETT CAPITAL MANAGEMENT LP

By:  Mount Kellett Capital Management GP LLC,
        its general partner

       /s/ Jonathan Fiorello
By:____________________________________
         Jonathan Fiorello
         Chief Operating Officer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

--

EXHIBIT 7.4

Mount Kellett Capital Management LP
623 Fifth Avenue, 18th Floor
New York, New York 10022

January 4, 2012

Sent by E-mail

Mr. Giles Baynham
Chairman
Baja Mining Corporation
200 Burrard Street, Suite 500
Vancouver, B.C.  V6C 3L6

Dear Mr. Baynham:

On December 19, 2011, Mount Kellett Capital Management LP (“Mount Kellett”) took the step of filing a requisition for a meeting of the shareholders of Baja Mining Corp. (“Baja” or the “Company”). This decision was not made lightly. Mount Kellett is a 19.9% shareholder of Baja and, like many of Baja’s other significant shareholders, we are optimistic about the future of the Company. However, our optimism has been tempered by findings that we have uncovered which demonstrate a prevailing culture of nepotism and preference at the Company and lack of independence in critical decision making at the Board level.

With this backdrop, it is disconcerting to review your press release and letter of January 3, 2012. Mount Kellett did not undertake this initiative to be placated with “window dressing” changes developed by Baja management over the Christmas holidays to avoid embarrassing revelations which would be disclosed during a proxy contest. Baja’s shareholders are looking for real change - not just in written policy, but in the culture and approach of the Company.  The Company already has a board charter and a number of written policies in place, which unfortunately have not been followed.

In response to some of your specific comments:

•
Director Appointments: To suggest that Stephen Lehner, an employee of Mount Kellett, is not independent is simply incorrect. We are advised by counsel that Mr. Lehner is in fact independent by all securities law standards in Canada, including the highest independence standards in Canada for members of audit committees. We are seeking two board seats for a very specific purpose: to provide much needed independence in critical decision-making at the Board level.  As you are aware, the CEO and other directors of the Company sit on interlocking boards of Canadian public companies.  The Canadian Coalition for Good Governance states that too many interlocks suggests a degree of inter-related interests that may be detrimental to director independence.  In addition to independence, our nominees, Lorie Waisberg, a Canadian nationally recognized director, will bring mining, governance and legal experience and Stephen Lehner, a Mount Kellett Managing Director will bring over 14 years of finance and M&A experience and an owner mentality to the board of directors.

•
Stock Option Plan: We urge the Board to be fully briefed by Mr. John Greenslade on the circumstances surrounding the recent shareholder approval of the current stock option plan. Our support, which played a critical role in the approval of the plan, was given on the understanding that options were to be used primarily for purposes of recruiting and retaining management responsible for bringing the Company into production.  Since shareholder approval of the plan, at least 2,250,000 options have been granted to non-executive directors and Mr. Greenslade has received at least 500,000 additional options. In any event, and notwithstanding this significant breach of trust, the stock option plan is not ISS compliant. The plan should be made ISS compliant or the shareholders will simply impose this standard on the Company at the requisitioned meeting.

•
Nepotism Policy: We can only assume from your letter that the independent directors have ratified the appointment of Mr. Greenslade’s daughter as corporate secretary at the compensation package disclosed in the Company’s last proxy circular.  The corporate secretary is one of the top 5 highest paid executives at the Company with a total compensation for fiscal year ended 2010 of $725,493 (of which $150,993 was base salary, $102,000 was a bonus payment and $472,500 was the value of options awarded), 1.3 million in cumulative option grants and entitlement to a payout of two years salary ($400,000) upon a change in control.  This is an embarrassing development for all involved and unfortunately is a prime exhibit of the culture our efforts will change at the Company.

We believe that the current culture of poor governance must come to an end in order for the Company to achieve its full potential – we believe that this change can only be accomplished by altering the board composition.

Like you, we would welcome the opportunity to avoid an expensive and time-consuming requisitioned meeting of shareholders.  In that spirit, assuming you agree that the foregoing issues are open to further discussion, we are happy to speak with you, on a without prejudice basis, about these matters at 9 am PST on January 5, 2012, as suggested.  If you are not willing to discuss these matters further, please let us know in advance of such time.  We look forward to a quick and mutually-satisfactory resolution to our concerns.

Very truly yours,

/s/  Jonathan Fiorello

Jonathan Fiorello
Chief Operating Officer